UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of January 2016

Commission File Number:  001-36277

North Atlantic Drilling Ltd.
(Translation of registrant's name into English)

Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release, dated December 30, 2015, of North Atlantic Drilling Ltd. (the "Company"), announcing the results of the Company's Special General Meeting held on December 28, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH ATLANTIC DRILLING LTD. (registrant)

Dated: January 4, 2016	By:	/s/ Georgina Sousa
Name: Georgina Sousa
Title: Secretary

EXHIBIT 1

NADL - North Atlantic Drilling Ltd. announces the results of the Special General Meeting
Hamilton, Bermuda,December 30, 2015–North Atlantic Drilling Ltd. (the "Company" or "NADL"), advises that the Special General Meeting of the shareholders of the Company was held on December 28, 2015 and the shareholders approved the share consolidation of the Company's authorized and issued shares in the proportion of  1-for-10 (the "Reverse Split") in accordance with the board's proposal.
No fractional shares will be issued in connection with the Reverse Split. The Company will purchase fractional shares resulting from the Reverse Split of the issued shares, for cancellation for a cash payment equal to the closing price of the Company's shares on the New York Stock Exchange ("NYSE") at the end of trading on December 3, 2015, the Record Date.
The shareholders further resolved during the Special General Meeting, a reduction of the issued and paid-up share capital of the Company, with par value of each of the issued shares affectively reduced from $5.00 per share to $0.10 per share.
Upon the Reverse Split and Capital Reduction taking effect, the authorized, but unissued, shares of the Company will be sub-divided and the authorized share capital will be reduced. The Company will following this have an authorized share capital of $10,000,000, consisting of 100,000,000 shares of par value $0.10 each, of which maximum 24,351,651 shares of par value $0.10 would be in issue and fully paid or credited as fully paid. The final number of shares in issuance will depend on the number of fractional shares that will be purchased by the Company for cancelation as set out above.
The Reverse Split and Capital Reduction will take effect and the Company's common stock will begin trading on a split-adjusted basis on the NYSE, as of the opening of trading on Thursday, December 31, 2015 under the existing trading symbol "NADL."  The new CUSIP number for the common stock following the reverse stock split will be G6613P129.
Shareholders with shares held in book-entry form or through a bank, broker, or other nominee are not required to take any action and will see the impact of the Reverse Split reflected in their accounts on or after December 31, 2015. Such beneficial holders may contact their bank, broker, or nominee for more information.
Shareholders with shares held in certificate form will receive instructions from the Company's exchange agent, Computershare, for exchanging their stock certificates for a new certificate representing the shares of common stock resulting from the Reverse Split.
Additional information about the Reverse Split can be found in the Company's proxy statement furnished to the Securities and Exchange Commission on December 17, 2015, a copy of which is available on the Commission's website at www.sec.gov and on the Company's website at www.nadlcorp.com.

Forward-Looking Statements

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company's plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. These statements are made based upon management's current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward looking statements include, but are not limited to, the performance of the drilling rigs in the Company's fleet, delay in payment or disputes with customers, fluctuations in the international price of oil, changes in governmental regulations that affect the Company or the operations of the Company's fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally. Consequently, no forward-looking statement can be guaranteed. When considering these forward looking statements, you should keep in mind the risks described from time to time in the Company's filings with the SEC, including its Annual Report on Form 20-F. The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.